

June 19, 2014

Via E-mail
Stefan Borgas
Chief Executive Officer
Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel

> **Re: Israel Chemicals Ltd.**
> **Amendment No. 2 to**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted June 13, 2014**
> **CIK No. 0000941221**

Dear Mr. Borgas:

We have reviewed your response to our letter dated May 30, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the public filing of your Form F-1 registration statement.

Mineral Extractions and Mining Operations, page 126

Concessions and Mining Rights, page 140

2. We note from page 141 that the State of Israel is claiming underpayment of royalties of $265 million for the years 2000 through 2009, with the addition of interest and linkage

differences, and a change in the method of calculating royalty payments from the sale of metal magnesium. We also note from the disclosure on page 141 that despite the arbitration proceeding ruling in favor of the State of Israel, you recorded a provision of $135 million for the second quarter of 2014 due to the implementation of the partial arbitration decision for the years 2000 through the end of the first quarter of 2014. Given that the provision recognized in your second quarter 2014 financial statements of $135 million differs significantly from the underpayment claim by the State of Israel, please explain in further detail the method and assumptions used to determine the amount recorded in your financial statements. As part of your response, please also explain why the amount recognized in your financial statements differs materially from the amount the State of Israel claims is underpaid. Refer to paragraphs 36 through 50 of IAS 37.

3. In a related matter, we note that the ruling from the arbitrator was issued on May 19, 2014, or five days after your March 31, 2014 financial statements were authorized for issuance. Please tell us why your financial statements for the first quarter 2014 were authorized for issuance on May 14, 2014 when you expected an arbitrator's ruling in the near future. We may have further comment upon receipt of your response.

4. In addition, if there is a reasonable possibility that a loss exceeding amounts already recognized may be incurred, please disclose an estimate of the additional loss or range of loss. Refer to paragraphs 85 and 86 of IAS 37.

5. Furthermore, given the significance of the provision recognized during the second quarter of 2014, please revise your liquidity discussion in MD&A to discuss the provision recorded including the nature of the proceedings that lead to the provision, the amount recorded and the amount claimed by the state of Israel.

Israel, page 146

6. We note you calculate your cut-off grade and current mineral reserves using an average of the previous three years' market price and your operating costs to ensure economic viability. Please modify your filing and clearly state the three-year average market price used to calculate your reserves.

March 31, 2014 Interim Financial Statements, page F-119

Notes to the condensed consolidated interim financial statements, page F-127

Note 6 – Additional Information, page F-134

7. Your response to our prior comment 5 indicates that you believe that all disclosures required by IAS 37 regarding the $51 million tax provision are provided in your financial statements. However, we continue to believe that additional disclosures regarding the uncertainties surrounding this provision should be provided in the notes to your financial

statements. Accordingly, please revise the notes to your financial statements to disclose an indication of the uncertainties about the amount or timing of the outflow of cash required to pay the taxes, including the major assumptions made in determining the amount recorded. Refer to paragraph 85(b) of IAS 37.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Michael Kaplan, Esq.
        Davis Polk & Wardwell LLP